Kontakt

www.linkedin.com/in/sebastian-brent-weyer (LinkedIn)

Top-Kenntnisse

Marketing
Marketing Strategy
Business Strategy

Languages

German (Native or Bilingual)
English (Native or Bilingual)
Dutch (Elementary)
Spanish (Elementary)

Certifications

Private Equity and Venture Capital
Python Data Structures
Machine Learning Foundations for Product Managers
Finance of Mergers and Acquisitions: Designing an M&A Deal
Managing Machine Learning Projects

Publications

The Smart Home: On the verge of mainstream acceptance?

Sebastian Brent Weyer

Advancing the human experience at Solsten
Metropolregion Berlin/Brandenburg

Zusammenfassung

Always happy to chat so feel free to shoot me a message at sebastian@solsten.io

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Berufserfahrung

Solsten
5 Jahre

Chief of Staff
Juli 2023 - Present (2 Jahre 8 Monate)
Berlin, Germany

Solsten is advancing the human experience, empowering companies to build deeply resonating and healthier human-centered experiences. At the intersection of play, psychology, and AI, our suite of products gives companies the ability to understand and meet their audiences' experiential expectations at every step of their journey—ushering in a new era of technology that is better for people, and brilliant for businesses.

Head of Corporate Development
März 2021 - Juli 2023 (2 Jahre 5 Monate)
Berlin, Germany

KI Bundesverband e.V.
Member | Working Group "Data Privacy"
Mai 2018 - Februar 2021 (2 Jahre 10 Monate)
Berlin Area, Germany

Statice
Co-Founder & CEO
Januar 2018 - Februar 2021 (3 Jahre 2 Monate)
Berlin Area, Germany

Statice helps companies to share existing private customer data in a privacy-preserving manner by using synthetic data to foster a variety of collaborations with external data owners and data experts. This helps companies to unlock their data while staying entirely GDPR compliant.

Rotterdam School of Management, Erasmus University
Course Co-Creator Personal Professional Development
September 2016 - Februar 2018 (1 Jahr 6 Monate)
Rotterdam

Co-creation of the course Personal Professional Development taught at the Rotterdam School of Management as part of the MSc Marketing Management. The course helps to develop an understanding of students' professional goals, distinctive skills and abilities as well as potential career options and directions, while supporting the students to successfully launch their professional careers.

WATTx
Venture Development Manager
November 2015 - Dezember 2017 (2 Jahre 2 Monate)
Berlin und Umgebung, Deutschland

As a new kind of company builder, WATTx is the launchpad for new ambitious ideas. Two things set us apart: our focus on deep technology as well as our rigorous process moving an idea from its inception to a functional prototype.

As a Venture Developer I focus on uncovering new business opportunities and creating solutions and business models that tackle these opportunities.

Another Generic Brand
Founder & CEO
Dezember 2014 - Januar 2016 (1 Jahr 2 Monate)
Rotterdam und Umgebung, Niederlande

Another Generic Brand was a little project next to my studies. It is a fashion brand selling headwear and was initially intended to humorously mirror larger street-wear fashion brands.

Jumpstarter
Business Development Intern
Oktober 2015 - November 2015 (2 Monate)

Jumpstarter developed a new disruptive hosting technology that allows a more convenient and streamlined distribution of web applications. The idea was to grow an ecosystem of developers and a marketplace to help change the web experience for everybody. Launching a new website was as simple as just clicking one button - no coding required.

My tasks included:

- Brand Strategy
- CRM
- Business Intelligence
- Process optimization
- Market and competition analysis
- Performance Marketing
- Content Marketing
- Social Media

Storyhouse Productions
Production Intern
Juli 2011 - Juli 2011 (1 Monat)

Storyhouse Producting in an internationally operating entertainment production company, with a focus on television- and film productions.

My tasks included:
- Production of a television-report for the German television show Galileo
- Production assistant for the German television program Galileo

Flughafen München GmbH
Production Intern
Juli 2009 - Juli 2009 (1 Monat)

- Internship in the company's media production department
- Independent production of an image-film

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Ausbildung

Rotterdam School of Management, Erasmus University
Master of Science (M.Sc.), Marketing Management · (2014 - 2015)

Rotterdam School of Management, Erasmus University
Bachelor of Science (B.Sc.), International Business
Administration · (2011 - 2014)

Evangelisches Gymnasium Hermannswerder
Deutsches Abitur, Mathematics, English · (2004 - 2011)

St. Michaels University School
Language program · (2008 - 2008)